Number:____

L I M I T E D   L I A B I L I T Y   C O M P A N Y
O P E R A T I N G   A G R E E M E N T

DATED AS OF

APRIL 5, 2022

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CONCESSIONS FILM LLC
(a New York Limited Liability Company)

____

300,000 Unit Minimum - 1,000,000 Unit

Maximum

$300,000 Minimum - $1,000,000 Maximum

in limited liability company membership interests

of

* * *

CONCESSIONS FILM LLC
$1 per Unit of Membership Interests

____

THE MEMBERSHIP INTERESTS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF THE ENTIRE INVESTMENT.

LIMITED LIABILITY COMPANY AGREEMENT
CONCESSIONS FILM LLC

TABLE OF CONTENTS

SCHEDULE A	MANAGERS MEMBERSHIP INTERESTS
SCHEDULE B	MEMBER'S MEMBERSHIP INTERESTS
EXHIBIT A	SUBSCRIPTION AGREEMENT


OPERATING AGREEMENT
OF
CONCESSIONS FILM LLC


       LIMITED LIABILITY COMPANY OPERATING AGREEMENT ("Operating Agreement") dated as of April 4, 2022 by these persons who have executed this Operating Agreement or a counterpart hereof. The parties hereto, intending to be legally bound, agree as follows:


ARTICLE I

DEFINITIONS


1.01   The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein), and other terms are defined in other sections of this Operating Agreement:

a) "Act" shall mean the New York State Limited Liability Company Law, as the same may be amended from time to time.

b) "Adjusted Gross Proceeds" with respect to any period shall mean all gross revenues (including, without limitation, non-recoupable advances and minimum guarantees and governmental and/or non-governmental grants and/or awards designated for the Film, however denominated, but excluding any grants and/or awards given to individual members of the Film's cast or crew in recognition of such person's specific contribution to the Film, e.g., best screenplay or best cinematography) actually received by the Company, the Manager and/or their respective Affiliates from any exploitation of the rights to the Film (including any exploitable rights therein or elements thereof, but excluding any compensation consistent with the Budget for the Film and/or this Operating Agreement for the Manager's, any Company officer's and/or any Affiliate's services as producer, director and/or writer of the Film) whatsoever, anywhere in the universe, in any and all markets and any and all media now known or hereafter devised, from all sources in perpetuity, including, without limitation, production tax credits or similar credits, reimbursements and under-budget sums (e.g., unspent contingency, etc.), minus only amounts actually paid off-the-top therefrom for the following: (i) any unpaid amounts included as part of the Budget (the Budget shall include the reasonable and customary value of in kind contributions to the Film of services, property, goods and/or equipment) or actually incurred to unaffiliated third parties in connection with production of the Film; (ii) reasonable, direct and out of pocket unaffiliated third party expenses actually paid relating to the

3

maintenance of the Company or the copyright in the Film; (iii) an annual management fee of up to $6,000 actually paid to the Manager for management services; (iv) taxes actually paid by the Company relating directly to the Film (i.e., the failure of which to pay would subject the Company to legal liability); (v) residuals due to any guild member, including, without limitation, Screen Actors Guild-American Federation of Television & Radio Artists ("SAG-AFTRA") performers, pursuant to the applicable collective bargaining agreement, if any; (vi) principal and/or interest actually paid to any lenders who contributed monies via a loan towards the production of the Film and other actually incurred reasonable and customary financing costs not otherwise set forth in the Budget and actually paid; (vii) actual, out of pocket unaffiliated third party direct distribution payments in respect of the Film, if any, including, without limitation, creation and delivery of deliverables (including, without limitation, music licenses); commissions and/or payments to sales agents; festival expenses; marketing expenses; print and advertising expenses; rebates, refunds, and adjustments; theater rentals; contractor fees and/or commissions related to Film exhibition or the sale of the Film; fees related to exhibiting the Film in a theater, film festival, or other multimedia platform; costs of replicating the Film in various formats for distribution (e.g., DCP, Mpeg4, DVD, Blu-Ray, etc.); print material for posters and graphics; bank and/or transaction fees incurred; Collection Account Management Service provider fees and/or expenses; third party publicists and public relations firm fees; third party consultant fees; advertising placement fees (including all platforms: TV, billboard, and social media); loss from conversion of foreign currency; transportation costs; government taxes and other regulatory fees (excluding income tax); royalties, and other gross participations; cash bonus payments based on the success of the Film (including, without limitation, sale of the Film to streaming services such as Netflix) paid to members of the Film's cast, but not to exceed $250,000 in the aggregate; marketing and other overhead costs; manufacturing and merchandise production costs; and/or other miscellaneous distribution expenses (all of the above if and only to the extent actually paid by the Company); (viii) reasonable unaffiliated third party direct out of pocket collection expenses actually paid by the Company; (ix) ongoing unaffiliated third party direct reasonable insurance payments not already part of the Budget if such must be, and to the extent, actually paid by the Company; and (x) reasonable reserves relating to the above (not to exceed 5% and held for 12 months maximum). Adjusted Gross Receipts shall not include Capital Contributions to the Company, funds received through crowd funding and/or loans to the Company.

c) "Affiliate" shall mean, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such specified Person; (ii) any Person owning or controlling 10% or more of the outstanding voting securities of a Person referred to in (i) above; (iii) any officer, director or Member of such specified Person or of any Person referred to in (i) or (ii) above; and/or the successors and/or assigns of any of the foregoing.

d) "Articles of Organization" shall mean the Articles of Organization filed with the New York State Secretary of State on February 18, 2022, as evidenced by the Articles of Organization of the Company.

e) "Budget" shall mean the budget prepared by the Company for the Film contemplating the costs anticipated for the production of the Film, as amended from time to time, but not to exceed $1,000,000.

f) "Capital Account" as of any given date shall mean the capital account established and maintained for each Member in accordance with Section 4.04.

g) "Capital Contribution" shall mean any contribution to the capital of the Company in cash, property, goods, equipment and/or services by a Member whenever made as set forth in Schedule "B" hereof, and as such Schedule may be amended from time to time.

h) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of superseding federal revenue laws.

i) "Company" shall refer to Concessions Film LLC, the limited liability company formed by the filing of the Articles of Organization and constituted from time to time.

j) "Deferrals" or "Deferments" shall mean the consideration owed to a Person in respect of services, goods, equipment and/or other property provided to the Company on a deferred compensation basis, i.e., in exchange for a portion of the Adjusted Gross Proceeds, if any, to be distributed pursuant to Section 5.03 hereof. Deferrals shall not, in the aggregate, exceed $100,000.

k) "Deficit Capital Account" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year.

l) "Film" shall mean a motion picture to be created under this Operating

Agreement called *CONCESSIONS*, based upon the Screenplay of the same name written by Mas Bouzidi.

m) "Interests" or "Membership Interests" shall mean, with respect to a Member, the percentage of ownership interest in the Company of such Member, as set forth on Schedule B (as same may be amended, from time to time). At all times, each Member's percentage of Membership Interest in the Company shall be based on his/her/its relative capital contributions to the Company. Such Membership Interests may be expressed in terms of units of $1 each ("Units"). The Manager may elect to issue Membership Interests in exchange for goods, property, equipment and/or services provided to the production of the Film, the value of any such goods, property, equipment and/or services shall be determined by the Manger in his sole discretion. There will be a minimum of 300,000 Units and a maximum of 1,000,000 Units

n) "Manager" shall mean Ram Khagram and any successor or additional manager appointed in accordance with the provisions of this Operating Agreement, in such person's capacity as Manager, and as set forth on Schedule "A" hereto (which may be amended from time to time as new Managers are added or deleted without affecting the validity of this Operating Agreement).

o) "Majority-in-Interest" when used with respect to Membership Interests, shall mean interests in the Company representing in excess of fifty percent (50%) of the Membership Interests.

p) "Member(s)" shall mean those Persons set forth on Schedule "B" hereto, and any Person admitted as an additional or substitute Member in accordance with the provisions of this Operating Agreement, in such person's capacity as a Member. Schedule B may be amended from time to time as new Members are added or deleted without affecting the validity of this Operating Agreement.

q) "Net Profits" and "Net Losses" shall mean the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the accounting methodsfollowedbytheaccountantsoftheCompanyfor incometaxpurposes.

r) "Persons" shall mean any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context permits.

s) "Property" shall mean, at any time, all property, whether real or personal, assets or rights owned or held by or on behalf of the

Company at such time.

t) "Screenplay" shall mean the screenplay entitled *CONCESSIONS* written by Mas Bouzidi, and any preceding, revised, rewritten, or reworked version thereof whether bearing the same or different name.

u) "Subscription Agreements" shall mean the agreements between the Company and the Members, by which each such Member subscribes for Membership Interests.

v) "U.S. Treasury Regulations" shall include temporary and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

ARTICLE II

FORMATION OF COMPANY

2.01   Name. The name of the Company is Concessions Film LLC, or such other lawful name as hereafter may be designated in writing by the Manager, in Manager's reasonable discretion, to the other Members.

2.02   Formation. On February 18, 2022, the Company was organized by executing and delivering Articles of Organization to the Secretary of State of New York in accordance with and pursuant to the Act. The Articles of Organization filed or to be filed by the Manager or his designee with respect to the Company are hereby adopted and ratified. In the event of a conflict between the terms of this Operating Agreement and the terms of the Articles of Organization, the terms of the Articles of Organization shall prevail. No term or provision of the Articles of Organization shall lessen any right or benefit of the Members as set forth herein. The Articles of Organization shall be made available for review to any potential Member requesting them prior to the acceptance of any contribution.

2.03   Principal Place of Business. The Company may locate its places of business and registered office at lawful place(s) as the Manager (may from time to time deem advisable) upon notice to the Members.

2.04   Registered Office and Registered Agent. The Company's initial registered office shall be c/o Ram Khagram, 348 Malcolm X Boulevard, Brooklyn, New York 11233. The registered office may be changed from time to time

by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.05   Term. The term of the Company shall be from the date the Company was formed until dissolved in accordance with either the provision of this Operating Agreement or the Act.

2.06   Qualification in Other Jurisdictions.   The Manager shall cause the Company to be qualified in any jurisdiction in which the Company owns property or transacts business if such qualification is necessary in order to protect the limited liability of the Members or to permit the Company lawfully to own property or transact business. The Manager shall execute, file and publish all such certificates, notices, statements or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company elects to do business and to maintain the limited liability of the Members.

ARTICLE III

BUSINESS OF THE COMPANY

3.01   Objects and Purposes. The objects and purposes of the Company are to:

(a)   engage in the development, financing, production, distribution and other exploitation of the Film, in any and all media, now known or hereafter devised; and

(b)   enter into, make and perform all such agreements, contracts and other undertakings, and engage in all such activities and transactions, as are reasonably necessary or appropriate to carry out the objectives and purposes stated in Section 3.01(a).

3.02   Film Tax Credits. The Company may apply for and pursue any and all federal, state, local, and/or foreign tax credits it is entitled to receive and are available to the Company in connection with the Film (the "Film Tax Credits"). The Manager shall cause the accountant for the Company annually to prepare a statement of the Film Tax Credits, if any, received for the calendar year, including without limitation, all Film Tax Credits amounts utilized by the Company as a credit against taxes due or as a refund of taxes paid or payment to the Company. The Manager shall be permitted, in his sole discretion, to have the Company make any and all corporate or tax elections or other business decisions required to capture and/or monetize such Film Tax Credits, including, without limitation, any and all fees and interest applicable to such capture and/or monetization. In

connection with any such Film Tax Credit monetization, the Manager shall be permitted to provide a first position security interest to lender(s) in and to the Film Tax Credits ("Tax Credit Loan"). For the avoidance of doubt, all Film Tax Credits that are banked or monetized (i.e. used as collateral for a loan or loans that partially finance the Film) shall not be considered part of the Adjusted Gross Proceeds or any computation or distribution thereof, but shall rather be paid directly to such lender(s) in satisfaction of such loan(s).

ARTICLE IV

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

4.01   Capital Contributions. From and after the date hereof, the Manager on behalf of Company, may in Manager's sole discretion, from time to time, accept subscriptions for Membership Interests for a total aggregate consideration not less than Three Hundred Thousand ($300,000) Dollars and not more than One Million Dollars ($1,000,000), in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary or appropriate. Each subscriber to Membership Interests under this Section 4.01 shall be admitted by the Manager as a Member, provided such subscriber or assignee, as applicable, shall in writing have accepted and adopted all the terms and provisions of this Operating Agreement.

4.02   In-Kind Contributions. From and after the date hereof, the Manager, on behalf of Company, may in Manager's sole discretion, from time to time, accept subscriptions for Membership Interests in exchange for in-kind contributions ("In-Kind Contributions") or property to the Company to be used solely in connection with the production of the Film, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary or appropriate. Each subscriber to Membership Interests under this Section 4.02 shall be admitted by the Manager as a Member, provided such subscriber or assignee, as applicable, shall in writing have accepted and adopted all the terms and provisions of this Operating Agreement. The value of the In-Kind Contributions or property and the corresponding amount of Membership Interests (or fractions thereof) provided to such parties providing In-Kind Contributions or property shall be determined by the Manager in his sole discretion, with such determination to be based upon the Manager's reasonable business judgment.

4.03   Nature of Contributions. No Member shall be required or obligated (i) to contribute any capital to the Company other than as provided in the

Subscription Agreement executed by such Member, or (ii) to lend any funds to the Company. No interest shall be paid on any capital to the Company and, except as otherwise provided herein, no Member may withdraw such Member's Capital Contribution. (For clarification purposes, nothing in this subsection shall limit the right of a Member to recoup such Member's Capital Contribution or otherwise receive or realize allocations, distributions or other funds, revenue, profits or other rights or entitlements as specifically set forth elsewhere in this Operating Agreement.) None of the terms, covenants, obligations or rights contained in this Section is or shall be deemed to be for the benefit of any Person or entity other than the Members and the Company, and no Person that is not a Member shall, under any circumstances, have any right to compel any actions or payments by any of the Members.

4.04   Capital Accounts.

(a)   A separate Capital Account will be maintained for each member. Each Member's Capital Account will be increased by (i) the amount of money, if any, contributed by such Member to the Company; (ii) the agreed upon fair market value of property, goods, equipment or services contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (iii) allocations to that Member of Net Profits. Each Member's Capital Account will be decreased by (iv) the amount of all Adjusted Gross Proceeds distributed to that Member by the Company; (v) the fair market value of property distributed to that Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); and (vi) allocations to the account of such Member of Company net losses and deduction, in conformity with the Treasury Regulations, taking into account adjustments to reflect book value.

(b)   The manner in which Capital Accounts are to be maintained pursuant to this Section 4.04 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

(c)   Upon liquidation of the Company (or any Member's Membership Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the respective Members, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidating distributions may be made in cash or property.

(d)   Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

ARTICLE V

ALLOCATIONS OF INCOME, TAXES, AND DISTRIBUTIONS; BOOKS OF ACCOUNT AND COMPANY RECORDS

5.01   Definition of Net Income and Net Losses.

(a)   "Net income" and "net losses" shall mean the income or losses of the Company as determined in accordance with the accounting methods followed by the Company for federal income tax purposes, in addition to accounting for: net income exempt from tax as described in Section 705(a)(1)(B) of the Code; expenditures not deductible in computing taxable income as described in Section 705(a)(2)(B) of the Code; adjustments as required by U.S. Treasury Regulation 1.704-1(b)(2)(iv)(g) with respect to property contributed to the Company capital; and adjustments based upon the fair market value of the Company property revalued under Section 704(b) of the Code; and otherwise in accordance with accounting principles set forth in this Operating Agreement. The Manager, in consultation with the accountants of the Company, shall determine the accounting methods to be followed by the Company for federal income tax purposes and on all accounting decisions and elections permitted to be made by the Company for federal income tax purposes in such manner as will be most advantageous to those Members holding a Majority-in-Interest of the Membership Interests.

(b)   Any allocation to a Member of the net income earned or net losses incurred by the Company under this Article V shall be deemed to be an allocation to such Member of the same *pro rata* and *pari passu* share of each item of income, gain, loss, expense, deduction, credit or tax preference applicable to the period during which such net income or net losses was realized.

5.02   Annual Accounting Period. All books and records of the Company shall be kept on the basis of an annual accounting period ending December 31 of each year, or other date as determined by the Manager, except for the final accounting period, which shall end on the termination of the Company. All references herein to "fiscal year of the Company" or to "fiscal year" or to "taxable year" are to the annual accounting period described in the preceding sentence, whether the same shall consist of twelve (12) months or less.

5.03   <u>Distributions</u>. To the extent that Adjusted Gross Proceeds exist (that are not reasonably required for the continuing operations of the Company or for the payment of expenses due or for the creation of reserves for expenses, all as contemplated by Section 1.01(b)), distributions thereof shall be made by the Company to the Members subject to Section 5.04 below and the Act, subject to the following priorities and from the following sources:

(a)   From those amounts attributable to the domestic revenues (i.e., from the U.S. and Canada, and their respective territories and possessions):

i.   First, to the repayment of any outstanding loans to the Company (including any interest thereon), not otherwise paid pursuant to the definition of Adjusted Gross Proceeds in Section 1.01(b), for the conduct of the authorized business of the Company, whether or not payment is then due less any portion of such loans and interest paid pursuant to Section 5.03(b)(i);

ii.   Second, a percentage of the Adjusted Gross Proceeds shall be allocated on a continuing basis to a reserve fund for payment of residuals as required by any applicable union agreements and the annual management fee less any portion of the management fee paid pursuant to Section 5.03(b)(ii);

iii.   Third, to any and all Deferments payable in connection with the Film less any Deferments theretofore paid pursuant to Section 5.03(b)(iii) on a *pro rata* and *pari passu* basis according to the amount of the Deferments to which the Company is committed (it being understood and agreed that Deferments shall not exceed $100,000 in the aggregate) with no given deferment having priority over another;

iv.   Fourth, after payment of all Deferments pursuant to Section 5.03(a) and/or (b), to the Members, *pro rata* and *pari passu* on the basis of their respective Membership Interests, until each Member shall have been distributed an aggregate amount pursuant to Section 5.03(a) and/or (b) equal to such Member's Capital Contribution, <u>plus</u> a fixed premium of fifteen (15%) percent of such Member's Capital Contribution (the "Preferred Return"); and

v.   Fifth, the remaining balance ("Net Proceeds") shall be allocated (A) 50% to the Managers allocated *pro rata* and *pari passu* on the basis of their respective percentages of the Membership Interests set forth in Schedule "A" less any portion of Net Proceeds payable to third parties as compensation for services, equipment, goods and/or property provided in connection with the Film, including, without limitation, members of the cast and crew, and (B) 50% to the Members allocated *pro rata* and *pari passu* on the basis of their respective percentages of the Membership Interests set forth in Schedule "B."

(b)   From those amounts attributable to the foreign revenues (i.e. from all territories other than the U.S. and Canada, and their respective territories and possessions):

i.   First, to the repayment of any outstanding loans to the Company (including any interest thereon), not otherwise paid pursuant to the definition of Adjusted Gross Proceeds in Section 1.01(b), for the conduct of the authorized business of the Company, whether or not payment is then due less any portion of such loans and interest paid pursuant to Section 5.03(a)(i);

ii.   Second, a percentage of the Adjusted Gross Proceeds shall be allocated on a continuing basis to a reserve fund for payment of residuals as required by any applicable union agreements and the annual management fee less any portion of the management fee paid pursuant to Section 5.03(a)(ii);

iii.   Third, to any and all Deferments payable in connection with the Film less any Deferments theretofore paid pursuant to Section 5.03(a)(iii) on a *pro rata* and *pari passu* basis according to the amount of the Deferments to which the Company is committed (it being understood and agreed that Deferments shall not exceed $100,000 in the aggregate) with no given deferment having priority over another;

iv.   Fourth, after payment of all Deferments pursuant to Section 5.03(a) and/or (b), to the Members, *pro rata* and *pari passu* on the basis of their respective Membership Interests, until each Member shall have been distributed an aggregate

amount pursuant to Section 5.03(a) and/or (b) equal to such Member's Capital Contribution, plus such Member's Preferred Return; and

v. Fifth, the remaining balance ("Net Proceeds") shall be allocated (A) 50% to the Managers allocated *pro rata* and *pari passu* on the basis of their respective percentages of the Membership Interests set forth in Schedule "A" less any portion of Net Proceeds payable to third parties as compensation for services, equipment, goods and/or property provided in connection with the Film, including, without limitation, members of the cast and crew, and (B) 50% to the Members allocated *pro rata* and *pari passu* on the basis of their respective percentages of the Membership Interests set forth in Schedule "B."

5.04   Limitation Upon Distributions. No distribution shall be declared and paid under Section 5.03 unless, after the distribution is made, the assets of the Company would be in excess of all liabilities of the Company, except liabilities to Members on account of their Capital Contributions.

5.05   Loans to Company. In addition to the Tax Credit Loan authorized in Section 3.02, the Manager shall be permitted to obtain secured or unsecured loans to the Company if in the Manager's reasonable business judgment the loan(s) is/are reasonably necessary or appropriate to carry out the objectives and purposes stated in Section 3.01(a). Nothing in this Operating Agreement shall prevent or obligate any Manager and/or any Member from making secured or unsecured loans to the Company by agreement with the Company, all of which loans shall be treated by the Company in the same manner as loans from independent third parties, provided, however, that all such loans fully comply with the limitations set forth in the Articles of Organization and this Operating Agreement.

5.06   Books of Account. The Manager shall keep and maintain, or cause to be kept and maintained, complete and accurate books, records and accounts of the Company (the "Books"). Such Books shall be kept on a cash or accrual method of accounting and shall be closed and balanced at the end of each year. The expense of maintaining the Books shall be an expense of the Company, including, without limitation, an annual management fee to the Manager in an amount not to exceed Six Thousand Dollars ($6,000) in any calendar year.

5.07   Inspection. Each Member shall have the right (at that Member's sole expense) to cause the Company's Books to be examined or audited (not more than once annually and no more than once with respect to any

accounting period) at the place where the Company normally keeps such Books, by such certified public accountants as the Member may choose. Any such examination or audit shall be conducted upon reasonable advance written notice and during the Company's normal business hours in such a manner as not to materially interfere with the normal conduct of the Company's business and for not more than fifteen (15) business days. The Manager shall provide such certified public accountants with the complete Books and records of the Company and reasonable office space for performance of the audit. If such office space is not available, then the certified public accountants shall be permitted to cause a copy of the Books and records to be made by a reputable commercial copying firm, such that the audit may be performed at a location of the certified public accountants' election. No Member shall hinder the work of such certified public accountants.

5.08   Bank Accounts. Company shall maintain one or more accounts in a bank which is a member of the Federal Deposit Insurance Corporation, in which shall be deposited the receipts and income received by the Company from its operations (including all amounts borrowed from third parties). All amounts required by this Section 5.08 to be deposited in said accounts shall be and remain the property of the Company, and shall be received, held and disbursed solely for the benefit of the Company in accordance with this Operating Agreement. There shall not be deposited in said accounts any funds other than those above specified, and no other funds shall be in any way commingled with such funds.

5.09   Reports.

(a)   Within seventy-five (75) days after the end of the Company's fiscal year or earlier if required by law, the Manager shall furnish each Member with all information necessary for the preparation of such Member's United States income tax returns, including informational reports required by the Code or U.S. Treasury Regulations.

(b)   Within ninety (90) days after the end of each fiscal year of the Company's operations, the Manager shall prepare or cause to be prepared and provide to each Member an annual report containing a balance sheet as at the end of such year and statements of income and members' equity, which shall be prepared in accordance with accounting principles set forth in this Operating Agreement.

(c)   At such times and from time to time as shall be determined by the Manager, or pursuant to any request submitted by the Members holding more than sixty-six (66%) percent of Membership

Interests in the aggregate, the Manager shall furnish all Members with a report describing the progress of the Company's operations and business and the development of its operations and business as contemplated in this Operating Agreement, as well as any other matter material to such operations and business.

(d)   The Manager, at the expense of the Company, shall cause tax returns to be timely filed on behalf of the Company, reflecting the Company income and expense for federal income tax purposes, or for purposes of any other jurisdiction where the Company conducts operations and which requires income tax returns, presenting the transactions of the Company in conformity with this Operating Agreement and applicable law. A copy of each return for each fiscal year shall be furnished by the Manager to each Member within thirty (30) days after filing thereof. The Manager hereby designates Ram Khagram as the Tax Matters Partner for purposes of executing the duties described in Sections 6221 through 6233 of the Code and the U.S. Treasury Regulations thereunder.

ARTICLE VI

MANAGEMENT, POWERS OF THE MANAGER

6.01   Employment and Expenses.

(a)   The Manager shall be entitled to receive from the Company reimbursement for all reasonable, out-of-pocket costs and expenses incurred by the Manager, whether prior or subsequent to the date hereof, and allocable to the Company and consistent with the business and purpose of the Company as set forth in Article III hereof, including, without limitation, all costs and expenses in connection with the organization of the Company, and those expenses specified by way of example, but not by limitation, in Section 1.01(b) hereof. All costs and expenses incurred by the Manager shall be reimbursed in the amounts expended.

(b)   The Members agree that the Manager, officers of the Company and/or Members may provide services, goods, equipment and/or other property to the Company in connection with the Film, and be compensated for such services, goods, equipment and/or other property in reasonable amounts commensurate with the Budget, which amounts also shall be generally consistent with rates and costs that would be charged by others for similar services, goods,

equipment and/or other property. All such services, goods, equipment and/or other property shall be supplied to industry or professional standards, as applicable.

(c)   The Company may contract for services for the benefit of the Company with Persons who are officers of the Company and/or Members or their Affiliates furnishing rights, goods, equipment and/or other property and/or performing services in connection with the production of the Film as reasonably determined by the Manager to be in the best interests of the Company and compensate such Persons in an amount commensurate with the Budget.

6.02   Management. The business and affairs of the Company shall be managed primarily by the Manager, in accordance with the Budget and subject to this Operating Agreement. Subject to the Budget and this Operating Agreement, the Manager shall direct, manage and control the business of the Company to the best of his ability to fulfill the objects and purposes set out in Section 3.01. The Manager shall have authority, power and discretion to manage and control the business, affairs and Properties of the Company, to make decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, provided, that all such authority, power and discretion shall be exercised solely for the benefit of the Company in the performance of its business as set out in Section 3.01.

6.03   Non-Exclusivity of Manager. The Manager and/or the officers of the Company shall devote sufficient time to the management of the Company's business as is reasonably required to achieve the business purposes of the Company set out in this Operating Agreement. Subject to the immediately preceding sentence, neither the Manager nor any officer of the Company shall be required to manage the Company as their sole and exclusive function and may have other businesses interests and engage in other activities in addition to those relating to the Company. Neither the Company nor any other Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Manager or any officer of the Company or in the income or proceeds derived therefrom. The Manager and the officers of the Company have the right to engage in any other business of any nature or type whatsoever, including, without limitation, a business that is engaged in the development, financing, production, distribution and exploitation of a film, provided that no such other film shall be based upon or use any of the intellectual property rights comprising or associated with the Film or the Screenplay which are included in the rights purchased by the Company (the only rights to the Screenplay purchased by the

Company is the right to produce one feature length motion picture based on the Screenplay, i.e., the Film. All other rights to the Screenplay are retained by Mas Bouzidi, who is the writer of the Screenplay).

6.04   Powers of the Manager. Without limiting the generality or restrictions of Section 6.02, and subject to express rights granted to other Members under this Operating Agreement, the Manager shall have the power and authority to cause the Company:

(a)   To borrow money for the Company from banks, other lending institutions and/or individuals, Manager, officers of the Company, Members, or Affiliates of the Manager, officers of the Company or Members on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Manager, or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Manager.

(b)   To purchase liability and other insurance in customary forms and amounts to protect the Company's property and business;

(c)   To hold and own any Company real and/or personal properties solely in the name of the Company;

(d)   To invest any Company funds in interest bearing checking or other account(s) in federally insured banking institutions;

(e)   To guarantee the obligations of entities in which the Company is a shareholder, member or partner, and other entities which in the opinion of the Manager will be in the interest of the Company or its Members. The approval of the Members shall not be required in connection with any such guarantee.

(f)   To execute on behalf of the Company all instruments and documents, including, without limitation, contracts; agreements; checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; leases; partnership agreements; guarantees; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

(g)   To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(h)   To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Manager may approve, including, without limitation, production agreements, distribution agreements, agreements to sell the Film, all agreements with talent and any and all agreements relating to production, distribution and exploitation of the Film; and

(i)   To do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Unless authorized to do so by this Operating Agreement or by the Manager, no Member, attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable monetarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager to act as an agent of the Company in accordance with the previous sentence.

6.05   Standard of Care. The Manager shall not be liable, responsible or accountable in damages or otherwise to the Company or to the other Members for any act performed by him in good faith and without willful misconduct, gross negligence, or breach of fiduciary duty.

6.06   Indemnification. The Company shall indemnify and hold harmless any person (the "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, damages, claims or expenses actually and reasonably incurred by such Indemnified Party for which such Indemnified Party has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) in connection with such action, suit or proceeding by reason of any acts, omissions or alleged acts or omissions arising out of the Indemnified Party's activities as a Member or Manager, or as an officer, shareholder, director, agent or employee of a Member or Manager, on behalf of the Company or in furtherance of the interests of the Company, so long as the Indemnified Party did not act in a manner constituting gross negligence or willful misconduct (no reliance on the advice of professional advisor[s] shall constitute such misconduct or negligence). The termination of any action, suit or proceeding by judgment, order, settlement, or upon a plea of *nolo contendere* or its

equivalent, shall not of itself create a presumption that the Indemnified Party's conduct constituted gross negligence or willful misconduct.

6.07   Number and Appointment of Managers

(a) A Manager may resign at any time upon prior written notice to the Company. In the event of a vacancy in the position of Manager for any reason, including resignation, removal, death or bankruptcy, a successor may be appointed by the remaining Managers, if the remaining Managers unanimously choose to do so. If there otherwise would be no Managers remaining, the Members shall replace a Manager through a vote according to Membership Interest held; the Person receiving the most votes shall be appointed Manager.

(b) Should a Manager die, become bankrupt, dissolve or otherwise be unable to continue to manage the Company, the successors in interest to such Manager shall thereafter be entitled to all of the financial rights of such Manager pursuant to this Operating Agreement, however, such successor shall not be appointed Manager and such successor shall not have any authority to make decisions in connection with the Company.

(c) No removal of a Manager pursuant to the terms hereof shall dictate the removal or termination of the Manager insofar as that Manager holds another position in respect of the Film (i.e., a producer, director, etc.)

(d) A Manager shall not be required to be a Member of the Company or a resident of New York State, or any other particular state.

(e) The initial number of Managers shall be one.

(f) A Manager may not be removed except pursuant to applicable law.

ARTICLE VII

MEETINGS

7.01   Notice of Meetings. The Manager may at any time call a meeting or a vote of the Members in order to obtain any approval or consent of the Members hereunder or under the Act, and shall, for such purpose, call for such meeting or vote, and give written notice thereof, within ten (10) days following receipt of written request therefor of Members holding more than a Majority-in-Interest. The Manager shall mail written notice of any such meeting or vote to all Members of record as of the date of mailing and to the most recent addresses shown on the records of the Company,

and such notice shall include the purpose or requested purpose of such meeting or a vote. Any such meeting or vote shall be held not less than fifteen (15) nor more than sixty (60) days following mailing of the notice. All expenses of the meeting or vote and of notice thereof shall be borne by the Company except the costs of attending the meeting incurred by a Member shall be borne by the Member.

ARTICLE VIII

RIGHTS AND OBLIGATIONS OF MEMBERS

8.01   Limitation of Liability.   The debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debt, obligation and liability of the Company and, except for violations of the standard of care under Section 6.05, not of any of the Members. Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law.

8.02   No Priority and Return of Capital.   Except as provided for above in Article V, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to net income, net losses or Company distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company within the limitations of this Operating Agreement and, as applicable, the Articles of Organization.

ARTICLE IX

TRANSFER OR ASSIGNMENT OF COMPANY INTEREST

9.01   Limitations on Pledges, Hypothecations and Encumbrances.   No Member shall pledge, hypothecate or encumber, directly or indirectly, all or any part of such Member's Interest in the Company, or resign or withdraw from the Company, voluntarily or involuntarily, except as provided in this Operating Agreement or with the prior written approval of the Manager.

9.02   Transfer of Member's Interest.   Upon the death or incapacity of a Member, such Member's executors, conservators or administrators, as applicable, shall have the same rights that such Member would have had, and the share of such Member in the assets of the Company, until the termination of the Company, and shall be subject to all of the terms and conditions of this Operating Agreement that were binding upon such Member. While the Membership Interest shall not be deemed to have

been assigned to a new party, the new party, i.e., the executor, conservator or administrator, as applicable, shall be deemed to stand in the place of, and act as, the Member.

9.03   Transfer of Manager's Interest. The Manager may not sell, transfer or assign the Manager's Interest in the Company, or any part thereof, without the prior written consent of a majority of all the Members (as determined by Membership Interests), which consent may be withheld in any Member's absolute discretion, or if such conveyance would be in violation of the provisions of Section 9.06 hereof. An assignee of the Manager's Interest without such majority consent shall not be admitted to the Company as a substituted Manager. No Person to whom any part of such Interest may be purported to have been sold or assigned shall be allocated any interest in the capital, and in the profit and losses of the Company, unless such sale or assignment complies with this Operating Agreement.

9.04   Transfer of Member's Interest.

(a)   Subject to the provisions of Section 9.06 hereof, a Member may sell, transfer, or assign such Member's Interest in the Company, or any part thereof, only with the prior written consent of the Manager. The Manager shall not be obligated to give any consent to any such assignment, and if he does give any such consent in one instance, it shall not operate to prevent the Manager from withholding consent to any other assignment.

(b)   Except as set forth under Section 9.03, the Manager shall have the power, in Manager's sole discretion, to admit, as substituted Members, those Persons who acquire an Interest of a Member in the Company or any part thereof. The Company shall not be bound by any assignment of all or any portion of the Interest of a Member unless the Manager consents thereto in writing.

(c)   The admission of an assignee as a substituted Member shall be conditioned upon such Person's written acceptance and adoption of all the terms and provisions of this Operating Agreement. The Manager shall require such Person to pay any filing fees and reasonable counsel fees incurred in connection with such party becoming a substituted Member hereunder.

9.05   Rights of Transferees. A Member may freely assign such Member's rights to receive monies hereunder. Such assignment shall not relieve the Member from any obligations under the Operating Agreement or pursuant to applicable law. Such assignment shall not entitle the assignee to any voting or other rights, nor shall such assignee be or be appointed as a

Member. Irrespective of whether such assignee has accepted and adopted in writing the terms and provisions of this Operating Agreement, such assignee shall be deemed by the acceptance of the benefit of the acquisition of such interest to have agreed to be subject to and bound by all the obligations of this Operating Agreement to which any predecessor in interest of such assignee was subject or bound. Such assignee shall not have any right to have the value of such assignee's interest ascertained or to receive the value of such interest or, in lieu thereof, profits attributable to any right in the Company, except as set forth in this Operating Agreement.

9.06   <u>Restrictions on Transfer.</u> No sale or exchange of an Interest in the Company may be made by a Member:

(a)   if the interest sought to be sold or exchanged, when added to the total of all other interests sold or exchanged within the period of twelve (12) consecutive months prior thereto, results in the termination of the Company under Section 708 of the Code, as amended, unless all of the Members shall consent in writing to such sale or exchange;

(b)   if counsel of the Company shall not have determined that the intended disposition is permissible under this Operating Agreement and does not violate any federal or state securities laws, or the rules and regulations thereunder; or

(c)   to a Person who is a minor or a bankrupt, to a Person who has been declared an incompetent or to a Person or organization prohibited by law from holding such interest.

9.07   <u>Amendment of Articles.</u> Upon the bankruptcy, insolvency, liquidation or dissolution of a Member, or the admission of a substituted Member hereunder, if the Manager deems it necessary the Manager shall forthwith cause an amendment to the Articles of Organization and any other necessary papers to be filed, recorded, and published wherever necessary or appropriate showing the appropriate changes in the Members of the Company.

ARTICLE X

<u>AMENDMENTS</u>

10.01   <u>Power to Amend.</u> Amendments to this Operating Agreement to reflect the addition or substitution of a Member shall be made at the time and in the

manner referred to in this Article X. Except as otherwise herein provided, all other amendments to this Operating Agreement shall require the written consent of the Manager.

10.02   Proposed Amendments by Manager. From time to time the Manager may make amendments to this Operating Agreement to (i) add to the duties or obligations of the Manager or surrender any right or power granted to the Manager herein; and (ii) cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof or correct any printing, stenographic or clerical errors or omissions.

10.03   Execution of Amendments. Upon the adoption of any amendment to this Operating Agreement by the Manager, the amendment shall be executed by all of the Members, and shall be recorded in the proper records of the State of New York and of each jurisdiction in which recordation is necessary for the Company to conduct business or to preserve the limited liability of the Members. Any such amendment may be executed by the Manager on behalf of the Members pursuant to the power of attorney granted in this Operating Agreement.

10.04   Amendments on Admission or Withdrawal of Members. If this Operating Agreement shall be amended to reflect the admission or substitution of a Member in accordance with this Operating Agreement, the amendment to this Operating Agreement shall be adopted, executed and sworn to by all Members, the party to be substituted or added and the assigning Member. Any such amendment may be executed by the Manager, on behalf of the remaining Members, the substituted or added Members, and the assigning Member pursuant to the power of attorney granted in this Operating Agreement.

10.05   Amendment of Articles. In the event this Operating Agreement shall be amended pursuant to this Article X, the Manager shall amend the Articles of Organization to reflect such change if he deems such amendment to be necessary.

ARTICLE XI

DISSOLUTION AND TERMINATION

11.01   Dissolution.

(a)   The Company shall be dissolved upon the occurrence of any of the following events:

i.   when the period fixed for the duration of the Company shall expire pursuant to Section 2.05 hereof; or

ii.   by the written decision of the Manager; or

iii.   the death or physical incapacity of all Managers to perform the business of the Company under this Operating Agreement or procure substitute performance thereof acceptable to the Majority-in-Interest; or

iv.   Any and all rights arising from or relating to the Film have been exploited or are not subject to exploitation or further exploitation; or

v.   The entry by a New York State Court of proper jurisdiction of a decree of dissolution.

(b)   As soon as possible following the occurrence of any of the events specified in this Section effecting the dissolution of the Company, the appropriate representative of the Company shall execute the Articles of Dissolution in such form as shall be prescribed by the State of New York and shall file the same with the Department of State.

(c)   If a Member who is an individual dies or a court of competent jurisdiction adjudges such Member to be incompetent to manage his or her person or his or her property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling his or her estate or administering his or her property.

11.02   <u>Effect of Filing of Articles of Dissolution.</u> Upon the filing of the Articles of Dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business.

11.03   <u>Winding Up, Liquidation and Distribution of Assets.</u>

(a)   Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities, and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Manager shall:

    i.   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent as the Manager may determine to distribute any assets to the Members in kind);

    ii.   Pay or provide for the payment of all of the Company's liabilities and liquidating expenses and obligations. If assets are to be distributed to the Members in kind, Members shall accept the assets subject to their proportionate Membership Interest share of the Company's losses;

    iii.   Pay *pro rata* and *pari passu* any loans or advances that may have been made by any of the Members to the Company;

    iv.   Allocate any profit or loss resulting from such sales to the Members' Capital Accounts;

    v.   Establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company;

    vi.   Distribute the remaining assets in the following order:

        (A)   If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted pursuant to the provisions of Section 5.03 of this Operating Agreement to reflect such deemed sale.

        (B)   The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind, as determined by the Manager, with any assets distributed in kind being valued for this purpose at their fair market

value. Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations.

(C)   Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation, if any Member has a Deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligations to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

(D)   A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of the liabilities to creditors so as to enable the Manager to minimize the normal losses attendant upon a liquidation. Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

(E)   The Manager shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

ARTICLE XII

INTELLECTUAL PROPERTY; REPRESENTATIONS AND WARRANTIES

12.01   <u>Intellectual Property</u>. For purposes of this Article 12:

(a)   "Licensor" means the Manager and/or Ram Khagram in his individual capacity, as applicable; and

(b)   "Intellectual Property" means the Film, the Screenplay, and any and all trademarks, designs, promotional materials, character rights.

12.02   Transfer of Ownership. The Licensor(s) hereby agree to enter into applicable agreements as to convey, transfer, and assign, to the Company, all rights, title, and interest, in and to the Intellectual Property required for the production, distribution, and exploitation of the Film.

12.03   Representation and Warranty Regarding Intellectual Property. The Licensor(s) represent and warrant that the Company will possess all right, title and interest in and to the Intellectual Property to be conveyed, transferred, and assigned to the Company, and that such conveyance, transfer, and assignment shall be made free and clear of any encumbrance or license.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.01   Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if in writing and delivered personally or by reputable courier to the Member or, if sent by registered or certified United States mail, postage and charges prepaid, addressed to the Member's address, as appropriate, which is set forth in this Operating Agreement, or such other address as shall hereafter be designated by notice to the Manager. Except as otherwise provided herein, any such notice shall be deemed to be given three (3) business days after the date on which the same was deposited in the United States mail, addressed and sent as aforesaid, or upon delivery if delivered personally or by reputable courier.

13.02   Power of Attorney. Each Member hereby irrevocably constitutes and appoints the Manager and any successor Manager of the Company, with full power of substitution, as such Member's true and lawful attorney(s) ("Attorney-in-Fact"), in such Member's name, place and stead, to make, execute, consent to, swear to, acknowledge, deliver record and file such documents which are now or may hereafter be required by law to be filed on behalf of the Company or are deemed necessary or desirable by the Manager to carry out fully the provisions of this Operating Agreement in accordance with its terms. The grant of authority in this Article 13.02 by each Member (i) is a special power of attorney coupled with an interest in favor of the Attorney-in-Fact and as such shall be irrevocable and shall survive the death or legal incapacity of the Member, (ii) may be exercised for the Member by a facsimile, pdf or computer image file or original

signature of the Attorney-in-Fact, and (iii) shall survive the assignment by the Member of all or any portion of such Member's Membership Interest.

13.03   Application of New York Law. This Operating Agreement and the application or interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of New York, and specifically the Act.

13.04   Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interests and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, or rules or regulations of a government authority with jurisdiction over the Company.

13.05   Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neutral genders and vice versa.

13.06   Headings; Schedules; Exhibits. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof. The Schedules and Exhibits attached to this Operating Agreement are incorporated herein and made expressly a part hereof as though set out in the body hereof.

13.07   Waivers. Failure or delay of any party in exercising any right or remedy under this Operating Agreement or any other agreement between the parties, or otherwise, will not operate as a waiver thereof. The express waiver by any party of a breach of any provision of this Operating Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach by such party.

13.08   Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.09   Severability. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

13.10   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

13.11   Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

13.12   Entire Agreement. This Operating Agreement sets forth the entire agreement between the parties and supersedes all prior agreements and understandings between the parties.

13.13   Expenses. Each of the parties hereto shall bear such party's own expenses in connection with this Operating Agreement and the transactions contemplated hereby.

13.14   Disputes. Notwithstanding anything herein to the contrary, any dispute hereunder (including, without limitation, any claim, suit or action) or otherwise in connection with this Operating Agreement (including, without limitation, the terms or intent hereof) shall be settled by arbitration. Any such arbitration shall be governed by the Rules of Commercial Arbitration of the American Arbitration Association in New York, New York. Neither party to such arbitration shall appeal to any court an order of an Arbitrator. Either party may enter any such order in any court of competent jurisdiction, where such order shall be enforceable. The Arbitrator may allocate among the parties the costs, fees, and other expenses relating to such arbitration in any manner that the Arbitrator shall determine, in the Arbitrator's absolute discretion.

13.15   Execution in Counterparts. This Operating Agreement may be executed in counterparts and by facsimile, pdf, computer image file or original signature, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and

seals as of the date first above written.

M̲ANAGER̲:

_____
Ram Khagram, Manager

M̲EMBER̲(S̲)̲:̲

NAME (Signature and Printed) and Social Security and/or Tax ID No.	HOME ADDRESS (Print)	BUSINESS ADDRESS (Print)	AMOUNT TO BE CONTRIBUTED
_____ Signature	_____	_____	$_____
_____ Printed Name	_____	_____	
_____ Social Security or Tax ID No.	_____ Telephone No.	_____ Email	

SCHEDULE "A"

MANAGER'S MEMBERSHIP INTERESTS

Name/Address	Contributions	% Interest
Ram Khagram ▨▨▨▨▨▨▨	services and other good and valuable consideration	50%

SCHEDULE "B"

<u>MEMBER'S MEMBERSHIP INTERESTS</u>

<u>Name/Address</u>   <u>Contributions</u>   <u>% Interest</u>

CONCESSIONS FILM LLC

MEMBERS AUTHORIZING
IMMEDIATE USE OF FUNDS NOT WAIVING REFUND

THE UNDERSIGNED HAS EXECUTED THE FOREGOING OPERATING AGREEMENT AS A MEMBER AND AGREES THAT HIS/HER/ITS CONTRIBUTION MAY BE USED FORTHWITH BY THE MANAGER FOR PRODUCTION OR PRE-PRODUCTION PURPOSES. THE UNDERSIGNED DOES NOT WAIVE HIS/HER/ITS RIGHT OF REFUND OF ANY PORTION OF SUCH CONTRIBUTION EXPENDED FOR SUCH PURPOSES AND RELIES ON THE MANAGER TO REFUND HIS/HER/ITS CONTRIBUTION IN THE EVENT THE OFFERING IS ABANDONED PRIOR TO FULL CAPITALIZATION OF THE COMPANY. SUCH REFUND IS THEREFORE CONTINGENT UPON THE MANAGER'S FINANCIAL ABILITY TO MEET THIS OBLIGATION. THE UNDERSIGNED OBTAINS NO ADVANTAGE BY ENTERING INTO THIS ARRANGEMENT UNLESS SUCH ADVANTAGE HAS BEEN NEGOTIATED WITH THE MANAGER.

CASH AMOUNT BEING
CONTRIBUTED

\$ _____

_____
Signature

_____
Print Name

CONCESSIONS FILM LLC

MEMBERS AUTHORIZING
IMMEDIATE USE OF FUNDS WAIVING REFUND

THE UNDERSIGNED HAS EXECUTED THE FOREGOING OPERATING AGREEMENT AS A MEMBER AND AGREES THAT HIS/HER/ITS CONTRIBUTION MAY BE USED FORTHWITH BY THE MANAGER FOR PRODUCTION OR PRE-PRODUCTION PURPOSES. THE UNDERSIGNED WAIVES HIS/HER/ITS RIGHT OF REFUND OF ANY PORTION OF SUCH CONTRIBUTION EXPENDED FOR SUCH PURPOSES IN THE EVENT THE OFFERING IS ABANDONED PRIOR TO FULL CAPITALIZATION OF THE COMPANY. THE UNDERSIGNED OBTAINS NO ADVANTAGE BY ENTERING INTO THIS ARRANGEMENT UNLESS SUCH ADVANTAGE HAS BEEN NEGOTIATED WITH THE MANAGER.

**CASH AMOUNT BEING
CONTRIBUTED**

_____   **$**_____
Signature

_____
Print Name

EXHIBIT "A"

**CONCESSIONS FILM LLC
SUBSCRIPTION AGREEMENT**